Incapital LLC

200 South Wacker Drive, Suite 3700

Chicago, Illinois 60606

June 19, 2014

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Request for Registration Withdrawal

Incapital Unit Trust, Series 10

Registration on Form S-6 (the “Registration Statement”)

(Registration Statement File No. 333-182947)

Ladies and Gentlemen:

Incapital Unit Trust, Series 10 (the “Trust”) hereby requests the withdrawal of the above-mentioned Registration Statement pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended. The Registration Statement was originally filed with the Securities and Exchange Commission on July 31, 2012 and amendments to the Registration Statement were filed on October 4, 2012 and October 17, 2012. No securities of the Trust were sold, or will be sold, pursuant to the Registration Statement.

Very truly yours,

Incapital Unit Trust, Series 10

By: Incapital LLC

By: /s/ Thomas Belka

      Thomas Belka

      Executive Director